MACCO INTERNATIONAL CORP

681 Zemes St, Com. Zemes

Jud. Bacau, 607690

Romania

September 12, 2013

Mr. Tim Buchmiller and Mr. Geoffrey Kruczek

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Washington, DC 20549

Reference: Macco International Corp

Registration Statement on Form S-1

Filed on: August 30, 2013

     File No. 333-188563 / 131071715

                    Acc-no: 0001571804-13-000018

Dear Mr. Kruczek, Mr.Buchmiller and Mrs. Ravitz:

We have filled an erroneous filling on August 30, 2013. The filer did a mistake with CIK and as a result we have refilled the previously filled amendment a second time.

-

Filer used wrong CIK while filing for a different company.

We would kindly request to either withdrawn this erroneous filling or ignore it at your discretion.

Please direct your further comments or questions if you may have directly to us via email at:

Attention: Sandu Mazilu

Email: maccointl@gmail.com

Telephone: (702) 799-9946

Thank you.

Sincerely,

/S/ Sandu Mazilu

Sandu Mazilu, President